Samuel J. Burruano, Jr., Chief Legal Officer & Corporate Secretary

November 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jessica Livingston

Re:	Financial Institutions, Inc.
Registration Statement on Form S-3
Filed October 29, 2021
(File No. 333-260593)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Financial Institutions, Inc., a New York corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-3 (File No. 333-260593) as filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 29, 2021, be accelerated so that the registration statement becomes effective at 4:00 p.m. Eastern Time on Friday, November 12, 2021, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean, Esq. of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Financial Institutions, Inc.

/s/ Samuel J. Burruano, Jr.
Samuel J. Burruano, Jr. Executive Vice President, Chief Legal Officer and Corporate Secretary

220 Liberty Street | Warsaw, NY 14569 | Tel (585) 627-1349 | Fax (585) 627-1331

sjburruano@five-starbank.com